As filed with the Securities and Exchange Commission on June 28, 2016.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN

4333 Edgewood Road N.E.

Cedar Rapids, Iowa 52499

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

PO BOX 85

2501 CB The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

Because the Transamerica 401(k) Retirement Savings Plan (the “Plan”) is subject to ERISA, the Plan’s financial statements and schedules filed as part of this Annual Report have been prepared in accordance with the financial reporting requirements of ERISA.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm (Pricewaterhouse Coopers, LLP)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Transamerica 401(k) Retirement Savings Plan
Year Ended December 31, 2015
With Report of Independent Registered
Public Accounting Firm

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Year Ended December 31, 2015

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of

Transamerica 401k Retirement Savings Plan (the “Plan”)

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Transamerica 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2015 and December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, IL

June 28, 2016

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(dollars in thousands)	2015	2014
Assets
Investments at fair value	$1,183,994	$1,191,959
Investments at contract value	426,343	414,151
Notes receivable from participants	29,119	27,852

Net assets available for benefits	$1,639,456	$1,633,962

See accompanying notes

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

For the Year Ended
December 31,
(dollars in thousands)	2015
Changes in net assets attributed to
Investment income
Net depreciation in fair value of investments	$(14,226)
Dividends and interest	20,938

Total investment income	6,712
Interest income on notes receivable from participants	946
Contributions
Employer	25,945
Participants	64,173

Total contributions	90,118
Transfers of net assets from other plans	13,889

Total changes attributed to investment income, contributions and transfers	111,665
Benefits paid to participants	(106,170)
Other expenses	(1)

Change in net assets	5,494

Net assets available for benefits at beginning of year	1,633,962

Net assets available for benefits at end of year	$1,639,456

See accompanying notes.

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in thousands)

1. Description of Plan

The following description of the Transamerica 401(k) Retirement Savings Plan (the “Plan”), provides only general information. Participants should refer to the Plan’s Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of affiliates (within the meaning of Sections 414(b) and 414(c) of the Internal Revenue Code (the “Code”)) of AEGON USA, LLC. Effective December 31, 2015 AEGON USA, LLC merged into Transamerica Corporation (the “Company”). The Company is an indirect wholly owned subsidiary of Aegon N.V., a holding company organized under the laws of the Netherlands. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Section 401(a) of the Code.

Contributions and Transfers of Net Assets from Other Plans

Participants generally may contribute up to 100% of annual compensation to the Plan, subject to certain limits. Participants make deferral contribution elections by accessing their account on-line or contacting Transamerica Retirement Solutions. The Plan automatically enrolls Participants, not including Transamerica Agency Network Employees, who have not made an affirmative contribution election at a deferral rate of 3%, 30 days following the date they become eligible to participate. Participants may change their deferral rate or opt out of the Plan at any time. Subject to the consent of the Plan administrator, participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

The employer matches 100% of participant contributions up to 3% of their eligible compensation per pay period. Participants may direct the investment of their contributions into any of the Plan’s investment options.

The Plan accepts transfers of net assets from other qualified plans at fair value at the date of transfer.

Plan Amendments

On December 7, 2015, the Company amended the Plan to make certain technical updates as well as name Transamerica Corporation as the plan sponsor. In addition to other items, the amendment updated the definition of spouse, provided for in-plan Roth conversions and made a lump sum the normal form of benefit for all participants.

On November 2, 2015, the Company amended the Plan to add an auto-escalation provision. Effective January 1, 2016, the deferral rate of participants who are auto-enrolled will be increased by 1% annually until their deferral rate reaches 10% or they make an affirmative deferral election.

On October 7, 2014, the Company amended and restated the Plan to incorporate prior amendments, make certain technical updates and change the name of the Plan to the Transamerica 401(k) Retirement Savings Plan. The effective date of the restated Plan documents is January 1, 2014.

On January 2, 2014, the Company amended the Plan to add language regarding the 75% Qualified Optional Survivor Annuity.

Eligibility

Each eligible employee classified as a regular, full or part-time employee is immediately eligible to participate in the Plan. Each eligible employee classified as a Transamerica Agency Network Employee, temporary employee, or on-call employee is eligible to participate as of the entry date that coincides with or next follows the completion of six months of continuous service. Alternatively, an employee may participate in the Plan if the employee works at least 1,000 hours during either the employee’s initial 12-month period of service or any plan year.

Participant Accounts

Participant’s accounts may consist of (a) participant contributions; (b) employer contributions; (c) rollover contributions; (d) loans; and (e) earnings on investments less any partial distributions from the Plan.

The Plan allocates employer and participant contributions to participants’ accounts each scheduled pay day. The Plan allocates investment income (loss) to participants’ accounts daily based on their investment in each fund.

Participants have the right to direct the investments with in their plan accounts. They may allocate their investments among a variety of investment options. Participants may change their future investment designations at their discretion. In addition, participants may transfer their existing balances to other funds. The Company chose Transamerica Retirement Solutions automated allocation and rebalancing service, PortfolioXpress, as the Plan’s Qualified Default Investment Alternative (QDIA). Accounts of participants who do not affirmatively elect investment options for their account will be invested in an asset allocation mix assuming a “moderate” risk preference and retirement at age 65. Participants may elect out of the QDIA at any time.

Vesting

The Plan fully vests participants’ before tax and Roth contributions at all times. Participants vest in employer contributions according to a four-year graded vesting schedule. The Plan uses forfeited amounts to reduce employer contributions. Forfeitures of $584 were used to reduce employer contributions for the year ended December 31, 2015. Additionally, unallocated forfeitures of $5 were available at December 31, 2015 to replace future employer contributions.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination of the Plan, each participant becomes fully vested and will receive the participant’s account balance.

Payment of Benefits

The accrued benefit of a Plan participant equals the value of the participant’s vested account as of the day the Plan disburses the funds. Participants, with spousal consent if applicable, or their beneficiaries may elect to receive their benefits in the form of a joint and survivor annuity, lump sum, or in monthly, quarterly, semiannual, or annual payments. The Plan, within limitations, also permits partial distributions of account balances. Benefit payments are recorded when paid.

The normal form of payment to any participant legally married and who becomes entitled to a distribution is a joint and 50% survivor annuity. Effective January 1, 2008, the normal form of payment to any participant hired after December 31, 2007, or who begins to actively participate in the Plan after December 31, 2007, is a lump-sum distribution. Effective January 1, 2016, the normal form of benefit for all participants is a lump-sum distribution.

Participant Loans

Participants may borrow from their accounts in increments of $1 up to a maximum equal to the lesser of 1) $50 reduced by the excess of the highest outstanding loan balance during the preceding 12-month period over the outstanding loan balance on the day of the loan or 2) 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. A participant may not have more than two loans outstanding at any point in time. The loans bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions. If a participant terminates employment with the Company, the participant may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid in accordance with the terms of the Plan, a Participant will have a period of three months following the end of the calendar quarter in which the Participant terminates employment or ceases making payments to repay the outstanding principal loan balance. If not repaid, the Plan will treat the outstanding principal loan balance and accrued interest as a deemed distribution from the Participant’s Plan accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Current Accounting Guidance

Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.

ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure required by existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. An entity should apply Parts I and II of the amendments retrospectively for all financial statements presented. The amendments in this Update are effective for fiscal years beginning after December 15, 2015. The Company elected to early adopt this Update effective January 1, 2015. The amendments have been applied retrospectively for all periods presented. The adoption of the guidance had an impact on the Plan’s disclosures. See Note 3 for disclosure impacts.

ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (a consensus of the FASB Emerging Issues Task Force). The amendments in this Update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments in this Update are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted. The amendments are to be applied retrospectively for all periods presented. The Company is evaluating the impact that adoption of this update will have on its financial statements.

Investments

The Plan invests in the general and separate accounts of Transamerica Financial Life Insurance Company (“TFLIC”), an affiliate of the Company within the meaning of Sections 414(b) and 414(c) of the Code, a Diversified Investment Advisors (“Diversified”) collective trust, mutual funds and Aegon N.V. common stock.

TFLIC Separate Accounts

The TFLIC Separate Accounts represent contributions invested primarily in domestic and international common stocks, mutual funds or collective trusts, and high quality short to intermediate term debt securities. The Plan values the TFLIC Separate Accounts at the net asset value (“NAV”) of each fund. The NAV is equal to the total value of all the securities in each fund’s portfolio, less any liabilities. TFLIC computes the Separate Account’s NAV once a day based on the closing market prices of the underlying securities on the New York Stock Exchange on each valuation date.

Personal Choice Retirement Accounts

The Plan invests in various common stock, mutual funds, unit trusts, and other investments within a Personal Choice Retirement Account. The Plan values these securities, based on exchange listed price quotations, at the NAV provided by the fund manager, or third party pricing services. Purchases and sales are recorded on a trade-date basis.

Common Collective Trust, Mutual Funds, and Aegon N.V. Common Stock

The Diversified Collective Trust, mutual funds and Aegon N.V. common stock represent contributions invested primarily in domestic and international common stocks, including that of the Company’s indirect parent, mutual funds or collective trusts. The Plan values these funds at the NAV of each fund. The Company computes NAV once a day based on the closing market prices of the underlying securities on the New York Stock Exchange on each valuation date. Dividend income attributable to Aegon N.V. Common Stock is accrued on the ex-dividend date. Purchases and sales of investments in the Diversified Collective Trust, mutual funds and Aegon N.V. common stock are recorded on a trade-date basis.

Guaranteed investment contract (“GIC”)

The Plan invests in a fully benefit-responsive GIC with TFLIC, where TFLIC maintains the contributions in a general account (“Stable Fund”). TFLIC credits the account with participant contributions and earnings and charges the account for participant withdrawals and administrative expenses. The guaranteed investment contract issuer contractually must repay the principal and a specified interest rate that the issuer guarantees to the Plan.

The Stable Fund consists of stable fund segments based on the date the Stable Fund receives contributions. TFLIC establishes a guaranteed rate of interest for each segment and credits a rate of interest at least equal to the guaranteed rate for that Stable Fund segment until the Stable Fund segment maturity date. On the Stable Fund segment maturity date the guaranteed rate of interest for that Stable Fund segment will expire. Stable Fund segments mature at the end of each calendar year. Upon written notice TFLIC will transfer the amount in that Stable Fund segment to any of the investment funds maintained under the contract. If TFLIC does not receive written notice from the contract holder prior to the Stable Fund segment maturity date, TFLIC will automatically transfer the amount in the Stable Fund segment to a successor Stable Fund segment. Quarterly, TFLIC declares an interest rate for the Stable Fund segment established for contributions received during the quarter and guarantees the interest rate until the end of the calendar year. At the end of the year, the Stable Fund combines the quarterly segments into one segment for that year. Annually, TFLIC declares an interest rate for the Stable Fund segments for each prior year that still has a balance.

The average yields for the Stable Fund are as follows:

	2015	2014
Based on actual earnings	3.30%	3.32%
Based on average interest rate credited to participants	3.30	3.32

The GIC is reported at contract value because it meets the criteria of a Fully Benefit-Responsive contract. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Transfers from the Stable Fund elected by the Plan are subject to a market value adjustment. However, transfers from the Stable Fund at a Stable Fund segment maturity date will not be subject to a market value adjustment. The Statement of Net Assets Available for Benefits presents the contract value of the investment in the Stable Fund. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) the Plan no longer constituting a tax qualified plan according to Section 401(a) or 404(a) of the Internal Revenue Code; (2) TFLIC determining that it can no longer continue to provide benefits under the contract because of a change in the Plan; (3) TFLIC does not receive deposits as described in the contract for three consecutive contract years; (4) TFLIC receives direction from the Plan to transfer assets outside of the contract, and such outside fund or funding vehicle is not available under the entities listed in the attachment to the contract; (5) Deposits are made to any fund that is not included in the contract or is not available under the entities listed in the attachment to the contract; (6) TFLIC is informed that Transamerica Retirement Solutions Corporation has received, or has given, notice that Transamerica Retirement Solutions Corporation will no longer be providing services to the Plan; or (7) In the opinion of TFLIC, the Plan violates any provision of the contract. The Company does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

Either the Plan or TFLIC may suspend the contract by giving written notice. Upon receipt of such written notice, the contract is immediately suspended. TFLIC is not permitted to pay or transfer the value of the contract, without consent from the Plan, prior to the scheduled maturity date. Upon suspension of the contract the Plan shall elect, prior to the date of transfer, one of two options regarding payment of the value of the Stable Fund:

(a)	TFLIC will pay the value of each Stable Fund segment on each applicable Stable Fund segment maturity date.

(b)	TFLIC will pay the balance of the Stable Fund to the contract holder or designated payee in a single sum. Any such payment may be subject to a market value adjustment.

Notes Receivable from Participants

The Plan provides for loans to active participants as notes receivable. The Plan treats the loans as a participant directed investment of the participant’s account. The borrowing participant’s account shares in the interest paid on the note and bears any expense or loss incurred because of the loan. The notes bear interest at a rate established at the time the Plan makes the loan.

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance and accrued interest will be treated as a distribution from the Participant’s Plan accounts.

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the Statement of Net Assets Available for Benefits date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the Statement of Net Assets Available for Benefits date.

Events that are indicative of conditions that arose after the Statement of Net Assets Available for Benefits date are disclosed, but do not result in an adjustment of the financial statements themselves. As of June 28, 2016, no subsequent events have been identified that require disclosure or adjustments to the financial statements.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities have various risks, such as interest rate, market, and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably certain that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Commitments and Contingencies

A law suit, Lequita Dennard, et al. v. AEGON USA, LLC, et al., was filed by plan participants in 2015 on behalf of the plan claiming, among other things, that asset based fees charged for investment products offered on the 401(k) platform were higher than those generally available in the market for plans its size. In 2016, the parties reached a $3,800 settlement in principle that must still be approved by the court. The settlement, if approved, will pay participants in the Plan an as yet undetermined portion of the total settlement proceeds after plaintiffs’ attorneys’ fees, administration costs, independent fiduciary fees, case contribution awards to named plaintiffs, and any taxes are paid.

3. Fair Value Measurements and Fair Value Hierarchy

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the Plan bases the category level on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Plan’s hierarchy for its assets measured at fair value on a recurring basis at December 31, 2015 and 2014:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Equity securities (a)	$44,606	$—	$—	$44,606
Mutual funds (b)	340,488	—	—	340,488
Pooled Separate Accounts (c)	—	726,159	—	726,159
Common collective trusts (d)	—	15,495	—	15,495
Self-directed brokerage account (e)	48,679	8,567	—	57,246

Total assets	$433,773	$750,221	$—	$1,183,994

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Equity securities (a)	$59,111	$—	$—	$59,111
Mutual funds (b)	84,076	—	—	84,076
Pooled Separate Accounts (c)	—	731,876	—	731,876
Common collective trusts (d)	—	255,919	—	255,919
Self-directed brokerage account (e)	52,154	8,823	—	60,977

Total assets	$195,341	$996,618	$—	$1,191,959

(a)	Equity securities are valued based on exchange listed price quotations of shares held by the Plan at year-end.
(b)	Mutual funds are valued based on NAV provided by the fund managers, whose NAV’s are quoted in an active market and therefore considered Level 1.
(c)	Pooled Separate Accounts are valued based on NAV provided by the fund managers. The NAV provided by the fund managers is not quoted in an active market and is therefore considered Level 2. There are no unfunded commitments. There are no redemption restrictions.
(d)	Common collective trusts are valued based on NAV provided by the fund managers. The NAV provided by the fund managers is not quoted in an active market and is therefore considered Level 2. There are no unfunded commitments. There are no redemption restrictions.
(e)	In accordance with ASU No. 2015-12 Subtopic 962-325, investments measured using fair value in the statement of net assets available for benefits or in the notes shall be presented by general type. Self-directed brokerage accounts are considered a general type and are presented as one line item for both December 31, 2015 and 2014.

The Plan recognizes transfers between levels at the beginning of the quarter. During 2015 and 2014, there were no transfers between Levels 1 and 2, respectively.

4. Income Tax

The Plan received a favorable determination letter (December 11, 2013) from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. In connection with this determination by the IRS, the Company amended and restated the Plan. Once qualified, the Plan must operate in conformity with the provisions of the Plan and the Code to maintain its qualification. The plan administrator has indicated that it will take necessary steps to bring any Plan operational defect, if any, into compliance with the Code. The Plan has been amended subsequent to receiving the favorable determination letter. However, the plan administrator believes that the Plan, as amended and restated, remains qualified and the related trust remains tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The Plan recognizes the financial statement effects of a tax position when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Section 6501 of the Code imposes a three year limitations period on assessment of additional taxes. As a result, the Plan is no longer subject to income tax examinations for tax years prior to 2012.

5. Parties-in-Interest Transactions

The Company and its affiliate, Transamerica Retirement Solutions Corporation, provide all administrative services at no charge to the Plan. The Company does not determine the cost of its services.

The Plan invests in shares of Aegon N.V. common stock and at December 31, 2015 and 2014, the Plan held 7,700,355 and 7,688,865 shares with a cost basis of $113,712 and $119,196, respectively. During the year ended 2015 and 2014, the Plan recorded dividend income from Aegon N.V. common stock of $1,914 and $1,884, respectively.

Notes receivable from participants are considered parties-in-interest transactions.

SUPPLEMENTAL SCHEDULE

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

Year Ended December 31, 2015

(Dollars in thousands)

	Description of investment including
	maturity date, rate of interest,		Current
Identity of issue, borrower, lessor, or similar party	collateral, par, or maturity value	Cost	Value
Unallocated insurance contract - general account	Deposits in unallocated contracts in general account of insurance company
Transamerica Financial Life Insurance Company *	Stable Fund	**	$426,343

Separate Accounts of insurance company	Deposits in unallocated contracts in Separate Accounts of insurance company
Transamerica Financial Life Insurance Company *	Mid-Value Fund	**	60,146
Transamerica Financial Life Insurance Company *	Large Growth Fund	**	196,141
Transamerica Financial Life Insurance Company *	Core Bond Fund	**	101,784
Transamerica Financial Life Insurance Company *	Large Value Fund	**	123,005
Transamerica Financial Life Insurance Company *	International Equity Fund	**	59,092
Transamerica Financial Life Insurance Company *	High Quality Bond Fund	**	32,660
Transamerica Financial Life Insurance Company *	Large Core Fund	**	71,539
Transamerica Financial Life Insurance Company *	High Yield Bond Fund	**	35,293
Transamerica Financial Life Insurance Company *	Small Core Fund	**	46,499

Total Separate Accounts of insurance company			726,159

Collective Trust
Diversified Investment Advisors*	Shares of collective trust - Real Estate Fund	**	15,495

Equity securities
Aegon N.V. *	Shares of common stock - 7,700,355	**	44,606

TRANSAMERICA 401(k) RETIREMENT SAVINGS PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) (continued)

Year Ended December 31, 2015

(Dollars in thousands)

	Description of investment including
	maturity date, rate of interest,		Current
Identity of issue, borrower, lessor, or similar party	collateral, par, or maturity value	Cost	Value
Mutual funds
International stock fund - Oppenheimer	Oppenheimer Developing Markets Fund	**	10,000
Domestic stock fund - Goldman Sachs	Goldman Sachs Growth Opportunities Fund	**	18,987
Domestic stock fund - Vanguard	Vanguard Instl Index Instl Plus	**	241,225
Domestic stock fund - Vanguard	Vanguard Total International Stock Index Instl	**	13,624
Domestic stock fund - Vanguard	Vanguard Small Cap Index Instl	**	40,567
Domestic stock fund - Vanguard	Vanguard Inflation Protected Secs Instl	**	16,085

Total mutual funds			340,488

Other
Personal choice retirement account	Self-directed brokerage account	**	57,246
Notes receivable from participants*	Loans to participants with maturities through 2036 and interest rates ranging from 3.25% to 10.0%		29,119

Total investments			$1,639,456

*	Indicates parties-in-interest to the Plan
**	Not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

TRANSAMERICA 401(K) RETIREMENT SAVINGS PLAN

By:	/s/ David Schulz
David Schulz
Senior Vice President, Chief Tax Officer
Transamerica Corporation

June 28, 2016